Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146589
PROSPECTUS
Terremark Worldwide, Inc.
3,062,931 Shares of Common Stock
     This prospectus relates to the resale by the selling stockholders named in this prospectus of up to 3,062,931 shares of our common stock. The number of shares being registered is comprised of the following:
•	491,400 shares issuable from time to time upon the conversion of the 0.5% Senior Subordinated Convertible Notes due 2009, or the Series B Notes, held by Credit Suisse, International, or Credit Suisse;

•	145,985 shares issued to Credit Suisse as payment of an arrangement fee, or the Arrangement Fee Shares, in consideration for Credit Suisse’s services in connection with the Series B Notes;

•	1,925,546 shares issued to Saratoga Partners IV L.P., Saratoga Management Company LLC, Saratoga Coinvestment IV LLC, Saratoga Associates IV LLC and certain members of management of Data Return LLC, or, collectively, the “Former Data Return Members”; and

•	500,000 shares owned by M.D. Medina Investments, LLC, a limited liability company, the members of which consists of Manuel D. Medina, our Chairman, Chief Executive Officer and President, Miguel Rosenfeld one of our directors, and Jeffrey Berkowitz.
     These securities are owned by (i) Credit Suisse who obtained the Series B Notes and the Arrangement Fee Shares in a private placement completed under the terms of a purchase agreement, dated January 5, 2007, among Credit Suisse, Cayman Islands Branch, and Credit Suisse, International, on the one hand, as purchasers, and us and certain subsidiaries of ours serving as guarantors, on the other hand, together with the agent named therein; and (ii) the Former Data Return Members who received their shares of our common stock in connection with an Interest Purchase Agreement, dated as of May 11, 2007, among the Former Data Return Members, us and Data Return LLC, or “Data Return”, whereby we acquired all of the Former Data Return Members’ right, title and interest in and to one hundred percent of the issued and outstanding membership interests of Data Return. The shares owned by M.D. Medina Investments, LLC were acquired from Sun Equity Assets Limited, an entity controlled by Francis Lee, one of our largest investors.
     We will not receive any proceeds from the resale of any of the shares of our common stock in this offering or the shares of common stock issuable upon the conversion of the Series B Notes.
     Our common stock is listed and traded on the Nasdaq Global Market under the symbol “TMRK.” The closing sales price of our common stock on October 3, 2007 as quoted on the Nasdaq Global Market was $7.24.
     The selling stockholders, or their pledgees, donees, transferees or distributees, or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq Global Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

     You should carefully consider the Risk Factors beginning on page 5 of this prospectus before purchasing shares of our common stock.

     Neither the Commission nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2007.

     Prospective investors may rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

SUMMARY DESCRIPTION OF OUR BUSINESS
     This summary highlights selected information and does not contain all the information that is important to you. We urge you to carefully read this entire prospectus and the documents we have referred you to in “Incorporation of Certain Documents by Reference” on page 26 for more information about us and our financial statements. You should pay special attention to the risks of investing in our common stock discussed under “Risk Factors.”
     Except where the context otherwise requires, the terms “we,” “us,” “our” or “Terremark” refer to the business of Terremark Worldwide, Inc. and its consolidated subsidiaries.
Our Business
     We operate Internet exchange points from which we provide colocation, interconnection and managed services to government and commercial sectors. We deliver our portfolio of services from eight locations in the U.S., Europe and Latin America. Our flagship facility, the NAP of the Americas, located in Miami, Florida, is the model for our carrier-neutral Internet exchanges and is designed and built to disaster-resistant standards with maximum security to house mission-critical infrastructure. Our secure presence in Miami, a key gateway to North American, Latin American and European telecommunications networks, has enabled us to establish customer relationships with several U.S. federal government agencies, including the Department of State and the Department of Defense. We have been awarded sole-source contracts, for which only one source of the required services is believed to be available, with the U.S. federal government, which we believe will allow us to both further penetrate the government sector and continue to attract federal information technology providers. As a result of our fixed cost operating model, we believe that incremental customers and revenues will result in improved operating margins and increased profitability.
     We generate revenue by providing high quality Internet infrastructure on a platform designed to reduce network connectivity costs. We provide our customers with the following:
•	space to house equipment and network facilities in immediate proximity to Internet and communications networks;

•	the platform to exchange telecommunications and Internet traffic and access to network-based services; and

•	related professional and managed services such as our network operations center, outsourced storage, dedicated hosting, comprehensive IT outsourcing services, IT-related consulting and remote monitoring.
     We differentiate ourselves from our competitors through the security and strategic location of our facilities and our carrier-neutral model, which provides access to a critical mass of Internet and telecommunications connectivity.
     The immediate proximity of our facilities to major fiber routes with access to North America, Latin America and Europe has attracted numerous telecommunications carriers, such as AT&T, Global Crossing, Latin America Nautilus (a business unit of Telecom Italia), Level 3 Communications, Sprint Communications and T-Systems (a business unit of Deutsche Telecom), to colocate their equipment with us in order to better service their customers. This network density, which allows our customers to reduce their connectivity costs, combined with the security of our facilities, has attracted government sector customers, including Blackbird Technologies, the City of Coral Gables, Florida, Miami-Dade County, Florida, SRA International and the United States Southern Command. Additionally, we have had success in attracting content providers and enterprises such as Citrix, CBS Digital Media, Google, IDT, Internap, Miniclip, NTT/Verio, VeriSign, Bacardi USA, Corporación Andina de Fomento, Florida International University, Jackson Memorial Hospital of Miami and Steiner Leisure.
     Our managed web hosting services are largely for transactional applications; primarily web sites, extranets, intranets and client server applications. We are responsible for and accountable for the performance, reliability, security and scalability of these systems, and the customer or customers’ application development partner is responsible for maintaining the custom application environment. These hosting services are provided to businesses seeking to outsource or gain operational assistance with the deployment, maintenance, and support of custom application infrastructure. These services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support these websites.
Our Strategy
     Key components of our strategy include the following:
     Deepen our relationships with existing customers. As of June 30, 2007, we have deployed 863 customers worldwide, of which 452 have entered into agreements with us and are based in our NAP of the Americas facility, including key contracts with agencies of the U.S. federal government and major enterprises. Due to the difficulties inherent in obtaining the qualifications and certifications required to conduct business with the U.S. federal government, we believe there are significant barriers to entry for competition which, coupled with our proven ability to secure government business through publicly awarded and sole-sourced contracts, increases the likelihood that we will be awarded additional contracts in the future, which we plan to pursue actively. We also seek to enhance our relationships with our existing enterprise customers by licensing additional colocation space, interconnections and related professional and managed services both directly and indirectly through partnerships and joint-ventures.
     Penetrate new sectors. Since 2000, we have built a strong customer base in the government, telecommunications carrier and information technology service provider sectors. In order to continue growing our revenues, we are targeting additional customer sectors, such as financial services, healthcare, technology and media and communications to which we can provide colocation, connectivity and exchange services as well as professional and managed services. We believe that our opportunity to penetrate these sectors is particularly strong due to specified information technology related requirements of new laws such as the Health Insurance Portability and Accountability Act, the USA Patriot Act and the Sarbanes-Oxley Act of 2002.
     Establish insertion points for network-based services. The combination of our core infrastructure, comprised of state-of-the-art facilities with substantial fiber connectivity, our technology and our customer base provides us with the ability to directly connect multiple network service providers to our platform, giving them access to a wide array of managed services. We define these combinations as Services Insertion Point locations. Our Services Insertion Point locations allow network service providers to reduce the capital and operational costs for the delivery of their services while maintaining a high degree of quality and availability. They also provide technology manufacturers and service providers with the ability to deploy their technology in a centralized fashion, reducing the capital and operational costs of reaching multiple network service providers, enterprises and end consumers. The ability to access multiple carriers in a single location, or “zero mile connectivity,” available via our Exchange Point Services Platform, allows all our customers to be pre-connected to one another and insert and deliver services in a real time and cost effective manner.
     Maintain and establish a presence in strategic locations. In addition to our NAP of the Americas facility in Miami, Florida, we operate regional Internet Exchanges in Madrid, Spain; Santa Clara, California; Herndon, Virginia and Sao Paulo, Brazil. In comparison to our facility in Miami, which represents 82% of our global footprint, our regional locations are smaller in size. These regional Internet Exchanges are centrally managed from our Miami facility and require less capital to establish and manage than our primary facility. Our regional Internet Exchanges enable us to offer enhanced services to existing customers by making colocation space, exchange point services and managed services available in more immediate proximity to their locations around the world. In response to the needs of our customers, we may establish and maintain Internet-exchange points in additional locations deemed to be strategic.
Recent Events
     We have continued to execute our multi-pronged strategy of pursuing growth opportunities to address the significant demand that we anticipate from existing and potential customers. In order to address the demands and requirements of our customers, we plan to continue to expand our existing portfolio of services infrastructure and data center operations in existing markets and deploy infrastructure in additional strategic markets. Below are the significant transactions we recently completed as we executed our business strategy:

•	On March 28, 2007, we completed an underwritten public offering of 11,000,000 shares of our common stock. In April 2007, we sold and issued an additional 608,500 shares pursuant to the underwriters’ exercise of their over-allotment option. After deducting underwriting discounts and commissions and estimated offering expenses, we received net proceeds of approximately $87.2 million.

•	On May 2, 2007, we completed a private exchange offer with a limited number of holders for $57.2 million aggregate principal amount of its outstanding 9% Senior Convertible Notes due 2009, or the Outstanding Notes, in exchange for an equal aggregate principal amount of our newly issued 6.625% Senior Convertible Notes due 2013, or the New Notes. After completion of the private exchange offer, $29.1 million aggregate principal amount of the Outstanding Notes would remain outstanding. We also announced our intention to complete a public exchange offer to the remaining holders of its Outstanding Notes to exchange any and all of their Outstanding Notes for an equal aggregate principal amount of New Notes.

•	On May 24, 2007, we acquired privately-held Data Return, a leading provider of enterprise-class technology hosting solutions, from the Former Data Return Members, for an aggregate purchase price of $85.0 million, subject to adjustment, which was comprised of $70.0 million in cash and approximately $15.0 million of our common stock. The acquisition of Data Return’s technology, customers and team of employees complements our existing team and service delivery platforms, and, we believe, better positions us to capture the robust market demand we expect for virtualized IT solutions. The addition of Data Return’s innovative virtualized hosting and service delivery platforms are a strategic fit with our network rich colocation and managed service business and should allow us to realize significant synergies. Some of the strategic value points are:
•	Accelerates growth of the managed hosting business in the U.S. market by adding significant enterprise-class hosting capabilities to our existing service offerings.

•	In Gartner’s most recent North American Web Hosting Industry report, Data Return was positioned in the Leader’s Quadrant.

•	Complements our successful acquisition of Dedigate, N.V. in 2005.

•	Over 280 dedicated team members focused on delivering enterprise class hosting services.

•	Utility computing platform, Infinistructure, is highly scalable and can be easily deployed in new locations.

•	Proprietary service delivery platform, digitalOps®, can be leveraged across all of Terremark’s managed services.

•	Robust utility computing and disaster recovery capabilities.

•	Highly knowledgeable and experienced solution oriented sales force with a national footprint.
•	On July 31, 2007, we completed a debt financing agreement with Credit Suisse and Tennenbaum Capital Partners for a total of $250.0 million. The first term loan, due July 2012, is a $150.0 million loan from a syndicate arranged by Credit Suisse secured by a first priority lien on substantially all of our assets and bears annual cash interest at LIBOR plus 3.75%. The second term loan, due January 2013, is a $100.0 million from a syndicate arranged by Tennenbaum Capital Partners secured by a second priority lien on substantially all of our assets and bears annual cash interest at LIBOR plus 7.75%, including a “payable-in-kind” portion of 4.5% annually to be added to the principal. A portion of the proceeds was used to repay all of our outstanding secured debt and the remainder will be used to fund capital expenditures to support our expansion plan. For a description of our outstanding debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
* * * *
     We are a Delaware corporation. Our principal executive offices are located at 2601 South Bayshore Drive, Miami, Florida 33131. Our telephone number is (305) 856-3200.

RISK FACTORS
     You should read and consider carefully each of the following factors, as well as the other information contained in, attached to or incorporated by reference in this prospectus before purchasing any of the securities offered under this prospectus. If any of the following risks actually occur, our business, consolidated financial condition and results of operations could be materially and adversely affected and the value of our stock could decline. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations.
We have a history of losses, expect future losses and may not achieve or sustain profitability.
     For the three months ended June 30, 2007, we generated income from operations of $2.4 million. Prior to March 31, 2007, we had incurred net losses from operations in each quarterly and annual period since our April 28, 2000 merger with AmTec, Inc. We incurred net losses of $15.0 million, $37.1 million and $9.9 million in the years ended March 31, 2007, 2006 and 2005, respectively. As of June 30, 2007, our accumulated deficit was $320.9 million. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds and gain new customers.
We may not be able to compete successfully against current and future competitors.
     Our products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies, virtualized IT solutions and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than we do.
     Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have NAP centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our data centers. If our competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected. We may also face competition from persons seeking to replicate our Internet Exchanges concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. We may experience competition from our landlords in this regard. Rather than licensing our available space to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords may enjoy a cost effective advantage in providing similar services as our data centers, and this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our data centers.

We anticipate that an increasing portion of our revenues will be from contracts with agencies of the United States government, and uncertainties in government contracts could adversely affect our business.
     During the year ended June 30, 2007, revenues under contracts with agencies of the U.S. federal government constituted approximately 19% of our revenues. Generally, U.S. government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government contracts are also subject to specific procurement regulations. Failure to comply with these regulations and requirements could lead to suspension or debarment from future government contracting for a period of time, which could limit our growth prospects and adversely affect our business, results of operations and financial condition. Government contracts typically have an initial term of one year. Renewal periods are exercisable at the discretion of the U.S. government. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace U.S. government contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.
Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned.
     On May 24, 2007, we acquired 100% of the issued and outstanding membership interests of privately-held Data Return, LLC, a leading provider of enterprise-class technology hosting solutions, from the Former Data Return Members. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:
•	difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;

•	difficulty maintaining relationships with important third parties, including those relating to

•	diversion of management’s attention in connection with both negotiating the acquisitions and integrating the businesses;

•	strain on managerial and operational resources as management tries to oversee larger operations;

•	inability to retain and motivate management and other key personnel of the acquired businesses;

•	expose to unforeseen liabilities of acquired companies;

•	potential costly and time-consuming litigation, including stockholder lawsuits;

•	potential issuance of securities to equity holders of the company being acquired with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;

•	the need to incur additional debt or use cash; and

•	the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.
     As a result of these or other problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business.
     Any of these risks can be greater if an acquisition is large relative to the size of our company. Failure to manage effectively our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients could impair our financial performance.
     During the year ended June 30, 2007, we derived approximately 19% of our revenues from agencies of the federal government. During the three months ended June 30, 2006, we derived approximately 23% of our revenues from agencies of the federal government. Because we derive a large percentage of our revenues from a few major customers, our revenues could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced.
A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline.
     Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers’ specifications or expectations could result in:
•	delayed or lost revenue;

•	requirements to provide additional services to a customer at reduced charges or no charge;

•	negative publicity about us, which could adversely affect our ability to attract or retain customers; and

•	claims by customers for substantial damages against us, regardless of our responsibility for the failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.
Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible.
     We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.
Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers.
     Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their websites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as AT&T and Global Crossing as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.
Our network infrastructure could fail, which would impair our ability to provide guaranteed levels of service and could result in significant operating losses.
     To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week, without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:
•	require us to spend substantial amounts of money to replace equipment or facilities;

•	entitle customers to claim service credits or seek damages for losses under our service level guarantees;

•	cause customers to seek alternate providers; or

•	impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.
Our dependence on third parties increases the risk that we will not be able to meet our customers’ needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers.
     Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems, Inc., Microsoft and Oracle. We may experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We may not have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.
We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems.
     A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs.
     For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer’s personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability as well as loss of reputation.
We may be subject to legal claims in connection with the information disseminated through our network, which could divert management’s attention and require us to expend significant financial resources.
     We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management’s attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as “spamming,” can lead to statutory liability as well as complaints against service providers that enable these activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.
We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities.
     It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in these jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.
Difficulties presented by international economic, political, legal, accounting and business conditions could harm our business in international markets.
     For the three months ended June 30, 2007, 15% of our total revenue was generated in countries outside of the United States. Some risks inherent in conducting business internationally include:
•	unexpected changes in regulatory, tax and political environments;

•	longer payment cycles and problems collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	challenges in staffing and managing foreign operations; and

•	laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States.
     Any one or more of these factors could materially and adversely affect our business.
We have significant debt service obligations which will require the use of a substantial portion of our available cash.
     We are a highly leveraged company. For a description of our outstanding debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. Should we need additional capital or financing, our ability to arrange financing and the cost of this financing will depend upon many factors, including:
•	general economic and capital markets conditions, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically; and

•	the success of our facilities
     We may be unable to find additional sources of liquidity on terms acceptable to us, if at all, which could adversely affect our business, results of operations and financial condition. Also, a default could result in acceleration of our indebtedness. If this occurs, our business and financial condition would be adversely affected.

Our credit facilities contain numerous restrictive covenants.
     Our credit facilities, our Senior Convertible Notes and our Series B Notes, contain numerous covenants imposing restrictions on our ability to, among other things:
•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	enter into certain transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets

•	capital expenditures; and

•	extend credit.
     Our failure to comply with the obligations in our credit facilities, Senior Convertible Notes, and Series B Notes could result in an event of default under the credit facilities and such notes which, if not cured or waived, could permit acceleration of the indebtedness or our other indebtedness, or result in the same consequences as a default in payment. If the acceleration of the maturity of our debt occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.
Our substantial leverage and indebtedness could adversely affect our financial condition, limit our growth and prevent us from fulfilling our debt obligations.
     Our substantial indebtedness could have important consequences to us and may, among other things:
•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service requirements;

•	cause us to be unable to satisfy our obligations under our existing or new debt agreements;

•	make us more vulnerable to adverse general economic and industry conditions;

•	limit our ability to compete with others who are not as highly leveraged as we are; and

•	limit our flexibility in planning for, or reacting to, changes in our business, industry and market conditions.
     In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face would all likely intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.
If our financial condition deteriorates, we may be delisted by the NASDAQ and our stockholders could find it difficult to sell our common stock.
     As of May 14, 2007 our common stock began trading on the NASDAQ Global Market. The NASDAQ requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our securities may be considered for delisting if:
•	our financial condition and operating results appear to be unsatisfactory;

•	we have sustained losses that are so substantial in relation to our overall operations or our existing financial condition has become so impaired that it appears questionable whether we will be able to continue operations and/or meet our obligations as they mature.
     If our shares are delisted from the NASDAQ, our stockholders could find it difficult to sell our stock. To date, we have had no communication from the NASDAQ regarding delisting. If our common stock is delisted from the NASDAQ, we may apply to have our shares quoted on NASDAQ’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ. In addition, if our shares are no longer listed on the NASDAQ or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock regulations it is likely that the price of our common stock would decline and that our stockholders would find it more difficult to sell their shares on a liquid and efficient market.
Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy.
     Substantially all of our business is dependent upon the continued operation of the NAP of the Americas building. The NAP of the Americas building and our other NAP facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage at an internet exchange facility may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages that last beyond our backup and alternative power arrangements could harm our customers and have a material adverse effect on our business.
We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.
     We are highly dependent on the skills, experience and services of key personnel. The loss of key personnel could have a material adverse effect on our business, operating results or financial condition. We do not maintain keyman life insurance with respect to these key individuals. Our recent and potential growth and expansion are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to recruit, hire, train and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry. Our inability to hire new personnel with the requisite skills could impair our ability to manage and operate our business effectively.
We may encounter difficulties implementing our expansion plan.
     We expect that we may encounter challenges and difficulties in implementing our expansion plan to establish new Internet exchange facilities in domestic locations in which we believe there is significant demand for our services. These challenges and difficulties relate to our ability to:
•	identify and obtain the use of locations in which we believe there is sufficient demand for our services;

•	generate sufficient cash flow from operations or through additional debt or equity financings to support these expansion plans;

•	hire, train and retain sufficient additional financial reporting management, operational and technical employees; and

•	install and implement new financial and other systems, procedures and controls to support this expansion plan with minimal delays.
     If we encounter greater than anticipated difficulties in implementing our expansion plan, it may be necessary to take additional actions, which could divert management’s attention and strain our operational and financial resources. We may not successfully address any or all of these challenges, and our failure to do so would adversely affect our business plan and results of operations, our ability to raise additional capital and our ability to achieve enhanced profitability.
Risk Factors Related to Our Common Stock
Our stock price may be volatile, and you could lose all or part of your investment.
     The market for our equity securities has been extremely volatile (ranging from $3.60 per share to $9.10 per share during the 52-week trading period ending June 30, 2007). Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The factors that could cause the price of our common stock in the public market to fluctuate significantly include the following:
•	actual or anticipated variations in our quarterly and annual results of operations;

•	changes in market valuations of companies in our industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.
We expect that the price of our common stock will be significantly affected by the availability of shares for sale in the market.
     The sale or availability for sale of substantial amounts of our common stock could adversely impact its price. Our certificate of incorporation authorizes us to issue 100,000,000 shares of common stock. On June 30, 2007, there were approximately 58.4 million shares of our common stock outstanding and approximately 13.8 million shares of our common stock reserved for issuance pursuant to our Senior Convertible Notes, Series B Notes, Series I convertible preferred stock, options, nonvested stock and warrants to purchase our common stock, which consist of:
•	6,900,000 shares of our common stock reserved for issuance upon conversion of our Senior Convertible Notes;

•	491,400 shares of our common stock reserved for issuance upon conversion of our Series B Notes;

•	1,077,667 shares of our common stock reserved for issuance upon conversion of our Series I convertible preferred stock;

•	2,416,228 shares of our common stock issuable upon exercise of options;

•	543,800 shares of our nonvested stock; and

•	2,364,187 shares of our common stock issuable upon exercise of warrants.
     Accordingly, a substantial number of additional shares of our common stock are likely to become available for sale in the foreseeable future, which may have an adverse impact on our stock price.
Our common shares are thinly traded and, therefore, relatively illiquid.
     As of June 30, 2007, we had 58,356,368 common shares outstanding. While our common shares trade on the NASDAQ, our stock is thinly traded (approximately 0.4%, or 203,603 shares, of our stock traded on an average daily basis during the 52 week trading period ended June 30, 2007) and you may have difficulty in selling your shares quickly. The low trading volume of our common stock is outside of our control, and may not increase in the near future or, even if it does increase in the future, may not be maintained.
Existing stockholders’ interest in us may be diluted by additional issuances of equity securities.
     We expect to issue additional equity securities to fund the acquisition of additional businesses and pursuant to employee benefit plans. We may also issue additional equity for other purposes. These securities may have the same rights as our common stock or, alternatively, may have dividend, liquidation, or other preferences to our common stock. The issuance of additional equity securities will dilute the holdings of existing stockholders and may reduce the share price of our common stock.
We do not expect to pay dividends on our common stock, and investors will be able to receive cash in respect of the shares of common stock only upon the sale of the shares.
     We have no intention in the foreseeable future to pay any cash dividends on our common stock in accordance with the terms of our new credit facilities. Furthermore, we may not pay cash or stock dividends without the written consent of the lenders. In addition, in accordance with the terms of the purchase agreement under which we sold the Series B Notes to Credit Suisse, International, our ability to pay dividends is similarly restricted. Further, the terms of our Series I convertible preferred stock provide that, in the event we pay any dividends on our common stock, an additional dividend must be paid with respect to all of our outstanding Series I convertible preferred stock in an amount equal to the aggregate amount of dividends that would be owed for all shares of commons stock into which the shares of Series I convertible preferred stock could be converted at such time. Therefore, an investor in our common stock will obtain an economic benefit from the common stock only after an increase in its trading price and only by selling the common stock.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The Private Securities Litigation Reform Act of 1995, or the Reform Act, provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and in our reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “pro forma,” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act.
     The forward-looking statements are and will be based upon our management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We assume no obligation to update or revise any forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, whether as a result of new information, future events, or otherwise.
     By their nature, all forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several important factors including, without limitation, a history of losses, competitive factors, uncertainties inherent in government contracting, concentration of business with a small number of clients, the ability to service debt, substantial leverage, material weaknesses in our internal controls and our disclosure controls, energy costs, the interest rate environment, one-time events and other factors more fully described herein under “Risk Factors” and in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements” and “Item 1A — Risk Factors” in our annual report on Form 10-K for our fiscal year ended March 31, 2007 and under “Item 1A — Risk Factors” in our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2007.
     The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on our forward-looking statements.

USE OF PROCEEDS
     We will not receive any proceeds from the resale of any of the shares of our common stock in this offering or the shares of common stock issued upon conversion of the Series B Notes held by Credit Suisse. Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $50,000.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
     On May 24, 2007, the Company (“Purchaser”) completed the Interest Purchase Agreement (“Purchase Agreement”) to acquire Data Return, LLC (“Data Return” ) from the Former Data Return Members for an aggregate purchase price of $85.0 million, subject to adjustment. The aggregate purchase price of $85.0 million was comprised of: (i) cash consideration of $70.0 million, $2.5 million of which has been placed in a two-year escrow account to satisfy certain indemnification obligations of Data Return which may arise from time to time, (ii) direct transaction costs of $0.3 million and (iii) issuance of 1,925,546 shares of the Company common stock with a fair value of $14.7 million. The fair value of the Company’s stock was determined using the five-day trading average price of the Company’s common stock for the two days before, the day of, and the two days after the terms of the Purchase Agreement were agreed to and announced. The Purchase Agreement also included an adjustment to the purchase price which was based on the determination of Seller’s net working capital target amount at the acquisition closing date. Any differences in the targeted working capital amount will be an adjustment to the purchase price. The valuation of the Seller’s net working capital amount is pending completion.
     The following unaudited pro forma condensed combined statement of operations supplements our unaudited pro forma condensed combined statement of operations for the year ended March 31, 2007 included in our Current Report on Form 8-K filed on August 9, 2007. The unaudited pro forma condensed combined statement of operations for the quarter ended June 30, 2007 gives effect to this acquisition assuming that the transaction had been consummated at April 1, 2007.
     The results of Data Return’s operations have been included in Terremark’s statement of operations for the quarter ended June 30, 2007, which was derived from its unaudited condensed consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The results of Data Return’s statement of operations from April 1, 2007 through May 24, 2007 (acquisition date) were derived from its unaudited condensed consolidated financial statements from April 1, 2007 through May 24, 2007 (acquisition date). The unaudited pro forma condensed combined financial statements do not give effect to any anticipated cost savings or revenue enhancements in connection with the transaction.
     The unaudited pro forma condensed combined financial statements have been prepared by Terremark’s management for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or the results of operations in future periods or the results that actually would have been realized had Terremark and Data Return been a combined company during the specified periods. The pro forma adjustments are based on the information available at the time of the preparation of these statements. The unaudited pro forma condensed combined financial statements, including any notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the financial statements of Terremark for the quarter ended June 30, 2007, derived from its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission.

TERREMARK WORLDWIDE, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED JUNE 30, 2007

	Historical
	Terremark	Data Return, LLC
	Consolidated	Consolidated Period
	Quarter Ended	from April 1 to	Pro Forma			Pro Forma
	June 30, 2007	May 24, 2007	Adjustments			Combined
Revenues
Operating revenues	$35,240,570	$10,303,625	$(167,249)	(M	)	$45,376,946

Expenses
Cost of revenues, excluding depreciation	18,947,646	6,889,268	(462,924)	(R	)	25,373,990
General and administrative	6,338,020	3,632,592	(1,744,448)	(R	)	8,153,472
			(72,692)	(S	)
Sales and marketing	3,841,977	2,107,919	(617,009)	(R	)	5,332,887
Depreciation and amortization	3,707,805	478,874	180,000	(N	)	4,655,679
			289,000	(O	)

Operating expenses	32,835,448	13,108,653	(2,428,073)			43,516,028

Income (loss) from operations	2,405,122	(2,805,028)	2,260,824			1,860,918

Other income (expense)
Change in fair value of derivatives embedded within convertible debt	1,513,341	—	—			1,513,341
Interest expense	(6,806,293)	(288,156)	288,156	(P	)	(6,806,293)
Interest income	918,569	16,214	—			934,783
Loss on early extinguishment of debt	(18,498,446)	—	—			(18,498,446)

Total other income (expense)	(22,872,829)	(271,942)	288,156			(22,856,615)

Loss before income taxes	(20,467,707)	(3,076,970)	2,548,980			(20,995,697)
Income taxes	284,000	—	—			284,000

Net loss	(20,751,707)	(3,076,970)	2,548,980			(21,279,697)
Preferred dividend	(202,125)	(222,850)	—			(424,975)

Net loss attributable to common stockholders	$(20,953,832)	$(3,299,820)	$2,548,980			$(21,704,672)

Net loss per common share:
Basic	$(0.37)					$(0.37)

Diluted	$(0.37)					$(0.37)

Weighted average common shares outstanding - Basic	57,166,791		1,121,472	(Q	)	58,288,263

Weighted average common shares outstanding - Diluted	57,166,791		1,121,472	(Q	)	58,288,263

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(Dollars in thousands, except per share data)
The following pro forma adjustments have been made to the historical statement of operations:
(M)	Reflects adjustment for revenue derived from set-up fees which was serviced prior to March 31, 2007 and deferred at April 1, 2007. Terremark would not assume this liability at April 1, 2007 and therefore would not recognize the related revenue as this does not represent a legal performance obligation for Terremark.

(N)	Adjustment to record amortization expense related to the acquired identifiable amortizable intangibles. The identifiable intangibles, respective useful lives and related amortization from April 1 through May 24, 2007 (acquisition date) are as follows:

Technology–DigitalOps	5 years	$22
Technology–Infinistructure	5 years	33
Customer Relationships	8 years	120
Non-Competition Agreements	3 years	5

		$180

(O)	Adjustment to record depreciation expense from April 1 through May 24, 2007 (acquisition date) in connection with the step-up ($5,868) in the basis of the property and equipment to estimated fair market value as a result of the acquisition of Data Return. The property and equipment is being depreciated over an average estimated life of three years. The incremental depreciation expense is $289.

(P)	To eliminate the interest expense from April 1 through May 24, 2007 (acquisition date) related to all of the debt that was paid off in connection with the acquisition.

(Q)	The pro forma basic and diluted net loss per share are based on the number of Terremark shares of common stock used in computing basic and diluted net loss per share and includes the additional shares that were issued in connection with the acquisition.

(R)	To eliminate severance bonuses and stock-based compensation payable to Data Return executives and employees as a result of the acquisition.

(S)	To eliminate fees paid to former owner under a management agreement.

SELLING STOCKHOLDERS
     The shares of our common stock being offered by the selling stockholders are those shares (i) issuable upon conversion of the Series B Notes, (ii) issued as an arrangement fee in connection with the issuance of the Series B Notes, (iii) issued to the Former Data Return Members in connection with our acquisition of Data Return and (iv) owned by M.D. Medina Investments, LLC, a limited liability company, the members of which consists of Manuel D. Medina, our Chairman, Chief Executive Officer and President, Miguel Rosenfeld; one of our directors and Jeffrey Berkowitz. We are registering the shares of our common stock in order to permit the selling stockholders to offer the shares for resale from time to time.
     Except for the ownership of the Series B Notes, the Arrangement Fee Shares, the engagement of Credit Suisse Securities (USA) LLC as described in the “Summary Description of Our Business” section of this prospectus, the shares held by the Former Data Return Members and the relationship Messrs. Medina and Rosenfeld have with our Company, none of the selling stockholders have had any material relationship with us within the past three years.
     In accordance with the terms of a registration rights agreement with Credit Suisse and a separate Registration Rights Agreement, dated as of May 11, 2007, with the Former Data Return Members, this prospectus generally covers the resale of the sum of (i) those shares of common stock issuable upon conversion of the Series B Notes, (ii) the Arrangement Fee Shares and (iii) those shares of our common stock issued to the Former Data Return Members. Because the conversion price of the Series B Notes may be adjusted, the number of shares of common stock that will actually be issued may be more or less than the number of shares being offered by this prospectus.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of our common stock held by the selling stockholders. The second column lists the number of shares of our common stock beneficially owned by each of the selling stockholders, based on the following, as of June 30, 2007:
•	its ownership of the Series B Notes, if any;

•	its ownership of the Arrangement Fee Shares, if any; and

•	its ownership of shares of our common stock acquired in their sale of Data Return, if any.
     The amounts set forth in the second column assume conversion of all of the Series B Notes. The third column lists the percentage ownership interest of the applicable selling stockholder in our common stock based upon the number of shares of our common stock beneficially owned by that stockholder and assumes the conversion of the Series B Notes for purposes of such calculation. The fourth column lists the amount of our common stock being offered under this prospectus by the selling stockholders. The fifth column lists the number of shares of our common stock beneficially owned by the applicable stockholder. The sixth column lists the percentage ownership interest of the applicable selling stockholder in our common stock assuming the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

     The shares of our common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

			Maximum No.
			of Shares of
			Common Stock
	No. of Shares	Percentage	to be Sold	No. of Shares of	Percentage
Name and Address of Selling	of Common Stock	Ownership	in this	Common Stock	Ownership
Stockholder	Prior to Offering	Interest (1)	Offering (2)	After Offering	Interest (1)
Saratoga Partners IV, L.P. 535 Madison Avenue New York, New York 10022 Attention: Richard Petrocelli	1,558,125	2.7%	1,558,125	—	*

Credit Suisse, International One Cabot Square London E144Q3, England	657,386	1.1%	657,386	—	*

Sunny Vanderbeck 535 Madison Avenue New York, New York 10022	94,090	*	94,090	—	*

Saratoga Coinvestment IV, LLC 535 Madison Avenue New York, New York 10022 Attention: Richard Petrocelli	73,164	*	73,164	—	*

Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 Attention: Richard Petrocelli	62,325	*	62,325	—	*

Todd Steitle 535 Madison Avenue New York, New York 10022	61,158	*	61,158	—	*

Steven J. Armond 535 Madison Avenue New York, New York 10022	41,399	*	41,399	—	*

Drexel Investments, Ltd. (f/k/a J&A Partnership Ltd.) 535 Madison Avenue New York, New York 10022 Attention: Richard Petrocelli	9,409	*	9,409	—	*

John D. Belectic 535 Madison Avenue New York, New York 10022	9,409	*	9,409	—	*

Thomas Steven Blair 535 Madison Avenue New York, New York 10022	9,409	*	9,409	—	*

Richard Petrocelli 535 Madison Avenue New York, New York 10022	4,704	*	4,704	—	*

Mark Warren 535 Madison Avenue New York, New York 10022	2,352	*	2,352	—	*

M.D. Medina Investments, LLC c/o Terremark Worldwide, Inc. 2601 South Bayshore Drive Miami, Florida 33133 Attention: Manuel D. Medina	500,000	*	500,000	—	*

*	Less than 1%.

(1)	Based on a total number of shares of our common stock outstanding equal to 58,356,369 as of June 30, 2007, which number, for purposes of the percentage calculations is increased by the number of shares of common stock issuable upon conversion of the Series B Notes.

(2)	The number is based on an initial conversion price of $8.14. This conversion price is subject to adjustment including the payment of dividends, distributions, subdivision of shares of the registrant’s common stock and the issuance of warrants and dividends.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon conversion of the Series B Notes, the Arrangement Fee Shares, the shares of our common stock issued to the Former Data Return Members and the shares of our common stock owned by M.D. Medina Investments, LLC to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.
     Any selling stockholder (or its pledgees, donees, transferees, distributees or other successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell all or a portion of the shares of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the applicable selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     If a selling stockholder effects such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom it may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions it assumes. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.
     A selling stockholder may pledge or grant a security interest in some or all of the convertible preferred shares or warrants or shares of our common stock owned by it and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. A selling stockholder also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     A selling stockholder and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     Any selling stockholder and other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the applicable selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.
     We will pay all expenses of the registration of the shares of our common stock pursuant to both registration rights agreements with the selling stockholders, estimated to be $50,000 in total, including, without limitation, the Commission filing fees and expenses of compliance with state securities or “blue sky” laws except that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF OUR CAPITAL STOCK
     This section describes the general terms of our common stock. A copy of our amended and restated certificate of incorporation has been incorporated by reference from our filings with the Commission as an exhibit to the registration statement. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the Delaware General Corporation Law, which we refer to as “Delaware law,” our amended and restated certificate of incorporation, our bylaws, the rights of the holders of our preferred stock, if any, as well as some of the terms of our senior indebtedness and senior subordinated indebtedness, if any.
     As of June 30, 2007, under our amended and restated certificate of incorporation, we had the authority to issue 100,000,000 shares of common stock, par value $.001 per share, of which 58.4 million shares of our common stock were outstanding. 13.8 million shares of our common stock have been reserved for issuance pursuant to our Series B Notes, Senior Convertible Notes, Series I convertible preferred stock, options, non-vested stock and warrants to purchase our common stock.
     The following description of our common stock may not be complete and is subject to, and qualified in its entirety by reference to, the Delaware law and the actual terms and provisions contained in our amended and restated certificate of incorporation and bylaws, each as amended from time to time.
Preemptive Rights
     The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.
Voting Rights
     Each outstanding share of our common stock is entitled to one vote per share of record on all matters to be voted upon by stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or our amended and restated certificate of incorporation or bylaws. Directors will be elected by a plurality of the votes of the shares present at a meeting. There is no cumulative voting with respect to the election of directors or any other matter.
Dividends
     Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with our credit facilities, we may not pay cash or stock dividends without the written consent of our senior lenders. The terms of our Series I Convertible Preferred Stock provide that, in the event we pay any dividends on our common stock, an additional dividend must be paid with respect to all of our outstanding Series I Convertible Preferred Stock in an amount equal to the aggregate amount of dividends that would be owed for all shares of commons stock into which the shares of Series I Convertible Preferred Stock could be converted at such time.

Liquidation Rights
     In the event of our liquidation, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.
Warrants, Nonvested Stock and Options
     From time to time, we have issued and expect to continue to issue warrants, nonvested stock and options to various lenders, investors, advisors, consultants, employees and officers of ours. As of June 30, 2007, including the warrant issuances described below, a total of 5,324,215 shares of our common stock were issuable upon conversion or exercise, as the case may be, of outstanding warrants, non-vested stock and options. Our significant warrant issuances are described below.
     In connection with the private placement of Series I Convertible Preferred Stock described below, we issued warrants to the purchasers of the Series I Convertible Preferred Stock, which warrants entitled these holders to purchase, in the aggregate, 280,000 shares of our common shares at an exercise price equal to $9.00 per share.
     In connection with the private placement of the Senior Convertible Notes to qualified institutional buyers as described below under “Senior Convertible Notes and Senior Subordinated Convertible Notes”, we issued to the placement agent facilitating such private placement warrants to purchase 181,579 shares of our common stock at $9.50 per share.
     In connection with the financing of our purchase of the equity interests of Technology Center of the Americas, LLC on December 31, 2004, we issued 306,044 shares to the Falcon investors and issued warrants to purchase an aggregate of 2,000,000 shares of common stock to Citigroup and the Falcon investors. The shares issued to the Falcon investors as well as the shares underlying the warrants issued to Citigroup and the Falcon investors were registered. In addition, the warrants issued to Citigroup and the Falcon investors were registered to permit public secondary trading of the warrants.
     The Citigroup warrants and the Falcon warrants, when exercised, will entitle the holder to receive 500,000 and 1,500,000, respectively, fully paid and nonassessable shares of our common stock. The Citigroup warrants are divided into four equal tranches and are exercisable at $6.80, $7.40, $8.10 and $8.70 per share, respectively, and the Falcon warrants are also divided into four equal tranches and are exercisable at $6.90, $7.50, $8.20 and $8.80, respectively. The exercise price and the number of shares issuable upon exercise of these warrants are both subject to adjustment in specified cases referred to below. The holders of the Citigroup warrants and the Falcon warrants would be entitled to purchase shares of our common stock representing approximately 1.1% and 3.2%, respectively, of our outstanding common stock on December 31, 2006. The warrants are currently exercisable. Unless exercised, the Citigroup warrants will automatically expire at 5:00 p.m. Eastern time on December 31, 2011; and, unless exercised, the Falcon warrants will automatically expire at 5:00 p.m. Eastern time on December 30, 2011.
Senior Convertible Notes and Senior Subordinated Convertible Notes
     On June 14, 2004, we privately placed $86.25 million in aggregate principal amount of the Senior Convertible Notes to qualified institutional buyers. The Senior Convertible Notes bear interest at a rate of 9% per annum, payable semiannually, on each December 15 and June 15, and are convertible at the option of the holders, into shares of our common stock at a conversion price of $12.50 per share.
     On May 2, 2007, we entered into an indenture for the issuance of up to $86,250,000 of our New Notes in connection with our completion of a private exchange offer, or the Private Exchange Transaction, pursuant to Section 3(a)(9) of the Securities Act with a limited number of holders for $57,190,000 aggregate principal amount of our Senior Convertible Notes, or the Outstanding Notes, in exchange for an equal aggregate principal amount of the New Notes. We also announced that we will initiate a public exchange offer to the remaining holders of the Outstanding Notes to exchange any and all of their Outstanding Notes for an equal aggregate principal amount of New Notes, or the Public Exchange Offer. After completion of the Private Exchange Transaction, only $29,060,000 aggregate principal amount of the Outstanding Notes remain outstanding under the global note and indenture governing the Outstanding Notes.

     The New Notes bear interest at 6.625% per annum and mature on June 15, 2013. Interest is payable semi-annually, in arrears, on June 15 and December 15 of each year, with the first payment being due on June 15, 2007. The New Notes are convertible into shares of our common stock at the option of the holders, at $12.50 per share subject to certain adjustments as set forth in the Indenture. As of June 30, 2007, the Outstanding Notes were convertible into 2,324,800 shares of our common stock and the New Notes were initially convertible into 4,575,200 shares of our common stock.
     If there is a change in control, the holders of the New Notes have the right to require us to repurchase their New Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. If we issue a cash dividend on our common stock, we must pay contingent interest to the holders of the New Notes equal to the product of the per share cash dividend and the number of shares of common stock issuable upon conversion of each holder’s New Notes.
     On January 5, 2007, we entered into a purchase agreement with, among other purchasers, Credit Suisse for the sale of, among other securities, $4 million in aggregate principal amount of the Series B Notes. The Series B Notes were issued pursuant to an Indenture between us and The Bank of New York Trust Company, N.A., as trustee. We are subject to certain covenants and restrictions specified in the purchase agreement, including covenants that restrict our ability to pay dividends, make certain distributions or investments and incur certain indebtedness.
     The Series B Notes bear interest at 0.5% per annum for the first 24 months increasing thereafter to 1.50% until maturity. All interest under the Series B Notes is “payable in kind” and will be added to the principal amount of the Series B Notes semi-annually beginning July 1, 2007. The Series B Notes are convertible into shares of our common stock, $0.001 par value per share at the option of the holders, at $8.14 per share subject to certain adjustments set forth in the Indenture, including customary anti-dilution provisions. As of June 30, 2007, the Senior Convertible Notes were convertible into 491,400 shares of our common stock.
Series I Convertible Preferred Stock
     Between January and March 2004, we issued 400 shares of Series I Convertible Preferred Stock for net proceeds of $10,000,000. The Series I Convertible Preferred Stock is convertible into shares of our common stock at $7.50 per share, or 3,333 shares of our common stock. As of June 30, 2007, 323 shares of the Series I Convertible Preferred Stock were issued and outstanding, which shares were convertible into 1,100,642 shares of our common stock. In January 2007, the Series I Convertible Preferred Stock dividend rate increased from 8% to 10% and will accrue dividends at this 10% rate until January 2009 when it increases to 12%. Dividends are payable, at our discretion, in shares of our common stock or cash. We have the right to redeem the Series I Convertible Preferred Stock at $25,000 per share plus accrued dividends at any time.
Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law
     Our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for shares of our common stock.
Certificate of Incorporation and Bylaws
     Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.
     Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.
     Stockholder Action. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders’ meeting, unless the action that requires stockholder approval is approved by a majority of our continuing directors.
     Stockholder Meetings. Our bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.
     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than five days prior to the date our directors determine for proposals to be received. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the stockholder’s notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.
     Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. We have provisions in our amended and restated certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal certain provisions of our amended and restated certificate of incorporation.
Delaware Anti-Takeover Statute
     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:
•	the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•	the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.
     We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.
Limitation of Liability and Indemnification
     Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:
•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
     This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
     Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors in the amount of $25 million. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.
Listing
     Our common stock is quoted on the Nasdaq Global Market under the symbol “TMRK”.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 11219.
INTERESTS OF NAMED EXPERTS AND COUNSEL
     The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, of counsel to Greenberg Traurig, is one of our directors. As of June 30, 2007, Mr. Rosen beneficially owned 50,000 shares of common stock, 45,000 of which are in the form of shares underlying options.

LEGAL MATTERS
     Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the securities being offered by this prospectus.
EXPERTS
     The consolidated financial statements of Terremark Worldwide, Inc. as of March 31, 2007 and 2006, and for each of the years in the two-year period ended March 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     As indicated in the report of KPMG LLP and in Note 2 to the consolidated financial statements on April 1, 2006, Terremark Worldwide, Inc. changed its method of accounting for shared-based compensation.
     The consolidated financial statements of Data Return, LLC and subsidiaries as of December 31, 2006 and for the year ended December 31, 2006 have been incorporated by reference herein upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The financial statements of Terremark Worldwide, Inc. for the year ended March 31, 2005, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     This prospectus is part of a registration statement on Form S-3 which was filed with the Commission. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement as permitted by the rules and regulations of the Commission. In addition, we file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any documents that we have filed with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission’s website at http://www.sec.gov. Copies of documents filed by us with the Commission are also available at the offices of The NASDAQ Stock Market, which is located at One Liberty Plaza, 165 Broadway, New York, New York 10006. In addition, our Internet website, http://www.terremark.com, contains all of the annual, quarterly and special reports, proxy statements and other information we file with the Commission.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Commission allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:
•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the Commission will automatically update and supersede this information.
     We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the

Commission on June 15, 2007 and as amended by 10-K/A filed with the Commission on July 30, 2007;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the Commission on August 13, 2007

•	our Current Reports on Form 8-K filed on July 9, 2007, August 6, 2007, August 9, 2007 and September 10, 2007.
     All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.
     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.
     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Miami, Florida 33133
Attn: Adam Smith, Corporate Secretary
(305) 856-3200

Terremark Worldwide, Inc.
3,062,931 Shares of Common Stock

PROSPECTUS

October 15, 2007
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.